                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              (Amendment No. 2)


                          PRIMESOURCE HEALTHCARE, INC.
                           (f/k/a LUXTEC CORPORATION)
           --------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  74159 T 10 0
           --------------------------------------------------------
                                 (CUSIP Number)


                               JONATHAN K. SPROLE
                     GENERAL ELECTRIC CAPITAL CORPORATION
                              260 LONG RIDGE ROAD
                          STAMFORD, CONNECTICUT 06927
                                (203) 357-4000
           ---------------------------------------------------------
               (Name, Address, and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 AUGUST 8, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.


                        (Continued on following page(s))


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CUSIP No.: 74159T 10 0

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     GE Capital Equity Investments, Inc. 06-1268495
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/
-------------------------------------------------------------------------------
 3.

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
 5. CHECK BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
 NUMBER OF       7.  SOLE VOTING POWER
   SHARES                  11,388,164
BENEFICIALLY         --------------------------------------------------
 OWNED BY        8.  SHARED VOTING POWER
   EACH                    N/A
REPORTING            --------------------------------------------------
PERSON WITH      9.  SOLE DISPOSITIVE POWER
                           11,388,164
                     --------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           N/A
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,388,164
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.11%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

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CUSIP No.: 74159T 10 0

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     General Electric Capital Corporation      13-1500700
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/
-------------------------------------------------------------------------------
 3.

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
 5. CHECK BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
 NUMBER OF       7.  SOLE VOTING POWER
   SHARES                  11,388,164
BENEFICIALLY         --------------------------------------------------
 OWNED BY        8.  SHARED VOTING POWER
   EACH                    N/A
REPORTING            --------------------------------------------------
PERSON WITH      9.  SOLE DISPOSITIVE POWER
                           11,388,164
                     --------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           N/A
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,388,164
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.11%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

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CUSIP No.: 74159T 10 0

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     General Electric Capital Services, Inc.    06-195035
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/
-------------------------------------------------------------------------------
 3.

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

     N/A
-------------------------------------------------------------------------------
 5. CHECK BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
 NUMBER OF       7.  SOLE VOTING POWER
   SHARES                  DISCLAIMED
BENEFICIALLY         --------------------------------------------------
 OWNED BY        8.  SHARED VOTING POWER
   EACH                    DISCLAIMED
REPORTING            --------------------------------------------------
PERSON WITH      9.  SOLE DISPOSITIVE POWER
                           DISCLAIMED
                     --------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           DISCLAIMED
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

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CUSIP No.: 74159T 10 0

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     General Electric Company      14-0689340
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/
-------------------------------------------------------------------------------
 3.

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

     N/A
-------------------------------------------------------------------------------
 5. CHECK BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
 NUMBER OF       7.  SOLE VOTING POWER
   SHARES                  DISCLAIMED
BENEFICIALLY         --------------------------------------------------
 OWNED BY        8.  SHARED VOTING POWER
   EACH                    DISCLAIMED
REPORTING            --------------------------------------------------
PERSON WITH      9.  SOLE DISPOSITIVE POWER
                           DISCLAIMED
                     --------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           DISCLAIMED
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

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     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends the
Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on March 12, 2001 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1"), filed by the Reporting Persons on July 16, 2001. This Amendment No. 2 relates to certain rights described in Item 6 below, granted under an Amended and Restated Co-Sale Agreement and an Amended and Restated Registration
Rights Agreement (attached as exhibits hereto) with respect to the Series C Convertible Preferred Stock of PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation), a Massachusetts corporation (the "Issuer"), the Issuer's Series D Exchangeable Preferred Stock and the Issuer's Series E Convertible
Preferred Stock to the holders thereof, including GE Capital Equity Investments, Inc. ("GECEI"). This Amendment No. 2 is being filed by GECEI, for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital;
GE Capital is a subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." Certain capitalized terms used in this Amendment
No. 2 but not otherwise defined herein have the meanings given to them in Amendment No. 1. Except as disclosed in this Amendment No. 2, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, has not changed as of the date hereof. Item 6 is hereby amended and restated as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to (i) an Amended and Restated Registration Rights Agreement among the Issuer, GECEI and others; (ii) an Amended and Restated Co-Sale Agreement among the Issuer, GECEI and others; and (iii) the Issuer's Articles of Organization, GECEI has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Issuer's Series C Convertible Preferred Stock, the Issuer's Series D Exchangeable Preferred Stock, the Issuer's Series E Convertible Preferred Stock and the Bridge Warrant, pursuant to certain shelf, demand and piggyback registration rights granted to GECEI; (b) participation in a proposed sale of Common Stock or Preferred Stock by certain members of the Issuer's management ("tag-along rights"); and (c) certain consents and notifications in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries.

     Pursuant to the Certificate of Vote of Directors Establishing the Issuer's Series C Convertible Preferred Stock and the Certificate of Vote of Directors Establishing the Issuer's Series E Convertible Preferred Stock, so long as GECEI or the permitted transferees of GECEI, hold any of the Series
C Convertible Preferred Stock or the Series E Convertible Preferred Shares, GECEI or such permitted transferee may appoint a non-voting representative to attend meetings of the Board of Directors of the Company as an observer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
   NO.   DESCRIPTION OF EXHIBIT
-------------------------------------------------------------------------------
1. Unit Purchase Agreement, dated as of June 28, 2001, by and among the Issuer and the purchasers listed on Schedule 1 thereto, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001.
-------------------------------------------------------------------------------

2. Certificate of Vote of Directors Establishing the Issuer's Series E Convertible Preferred Stock, dated as of June 27, 2001, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001.
-------------------------------------------------------------------------------

3. Warrant, dated June 28, 2001, issued to GECEI by the Issuer, incorporated herein by reference to Amendment No. 1 to the Schedule 13D to which this Amendment No. 2 relates, filed by the Reporting Persons on July 16, 2001.
-------------------------------------------------------------------------------

4. Amended and Restated Registration Rights Agreement, dated as of June 28, 2001, by and among the Issuer (f/k/a Luxtec Corporation), GECEI, certain other shareholders of the Issuer, a subsidiary of the Issuer and certain Lenders to the Issuer.
-------------------------------------------------------------------------------

5.       Amended and Restated Co-Sale Agreement, dated as of June 28, 2001, by and among the Issuer (f/k/a Luxtec Corporation), GECEI and certain other shareholders of the Issuer.
-------------------------------------------------------------------------------

6. Joint Filing Agreement by and among GECEI, GE Capital, GECS and GE, dated July 9, 2001, incorporated herein by reference to Amendment
         No. 1 to the Schedule 13D to which this Amendment No. 2 relates, filed by the Reporting Persons on July 16, 2001.
-------------------------------------------------------------------------------

7. Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for General Electric Capital Services, Inc., incorporated herein by reference to the Schedule 13D to which this Amendment No. 2 relates, filed by the Reporting Persons on March 12, 2001.
-------------------------------------------------------------------------------

8. Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for General Electric Company, incorporated herein by reference to the Schedule 13D to which this Amendment No. 2 relates, filed by the Reporting Persons on March 12, 2001.
-------------------------------------------------------------------------------

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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2001

                                GE CAPITAL EQUITY INVESTMENTS, INC.

                                By:  /s/ Jonathan K. Sprole
                                     -------------------------------
                                Name:  Jonathan K. Sprole
                                Title: Managing Director, General
                                Counsel and Secretary

                                GENERAL ELECTRIC CAPITAL CORPORATION

                                By:  /s/ Jonathan K. Sprole
                                     ----------------------------------
                                Name:  Jonathan K. Sprole
                                Title: Department Operations Manager

                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By:  /s/ Jonathan K. Sprole
                                     ----------------------------------
                                Name:  Jonathan K. Sprole
                                Title: Attorney-in-Fact

                                GENERAL ELECTRIC COMPANY

                                By:  /s/ Jonathan K. Sprole
                                     ---------------------------------
                                Name:  Jonathan K. Sprole
                                Title: Attorney-in-Fact